



PACE DIAGNOSTICS



EQUITY CROWDFUNDING

THE KEY TO SURVIVING LUNG CANCER AND INFECTIOUS DISEASES LIKE TUBERCULOSIS IS CATCHING THEM IN THEIR EARLIEST STAGES, WHEN THEY ARE MOST TREATABLE.

SCAN HERE



NOW ACCEPTING INVESTMENTS ON
WEFUNDER.COM/PACEDIAGNOSTICS

INVESTMENT IS OPEN TO THE PUBLIC WITH A MINIMUM INVESTMENT OF $200 USD.





PACE DIAGNOSTICS

EQUITY CROWDFUNDING



THE KEY TO SURVIVING LUNG CANCER AND INFECTIOUS DISEASES LIKE TUBERCULOSIS IS CATCHING THEM IN THEIR EARLIEST STAGES, WHEN THEY ARE MOST TREATABLE.

SCAN HERE



NOW ACCEPTING INVESTMENTS ON
WEFUNDER.COM/PACEDIAGNOSTICS

INVESTMENT IS OPEN TO THE PUBLIC WITH A MINIMUM INVESTMENT OF $200 USD.

Disclosure: We are testing the waters to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



PACE DIAGNOSTICS

EQUITY CROWDFUNDING

WWW.PACEDIAGNOSTICS.COM

THE KEY TO SURVIVING LUNG CANCER AND INFECTIOUS DISEASES LIKE TUBERCULOSIS IS CATCHING THEM IN THEIR EARLIEST STAGES, WHEN THEY ARE MOST TREATABLE.

SCAN HERE







DO YOU HATE THAT YOU MISSED INVESTING IN BIG COMPANIES AT THEIR EARLY STAGES?

PACE DIAGNOSTICS IS NOW ACCEPTING

WEFUNDER.COM/PACEDIAGNOSTICS

INVESTMENT IS OPEN TO THE PUBLIC WITH A MINIMUM INVESTMENT OF $200 USD.

Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.







PACE DIAGNOSTICS

ABOUT US AND OUR EQUITY CROWDFUNDING

PACE DIAGNOSTICS, an emerging biotech startup, is launching an equity crowdfunding campaign in partnership with WeFunder, the nation's leading investment crowdfunding platform. Investment is open to the public with a minimum investment of $200 USD.

- Lung cancer is responsible for nearly 1 in 4 cancer deaths worldwide. Tuberculosis is the 9th leading cause of death worldwide and the leading cause from an infectious agent, ranking above HIV/AIDS.
- Global Cancer Diagnostics Market is about $169 billion by 2021 with 7.6% grown per year; Rapid Test Market to reach USD $48.54 Billions by 2026."

DO YOU HATE THAT YOU MISSED INVESTING IN BIG COMPANIES AT THEIR EARLY STAGES?

INVEST NOW WITH PACE DIAGNOSTICS



https://Pacediagnostics.com



https://Wefunder.com/pacediagnostics



contact@pacediagnostics.com

The key to surviving lung cancer and infectious diseases like Tuberculosis is catching them in their earliest stages, when they are most treatable.

Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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Pace Diagnostics equity crowd funding campaign



M marianne.t.nguyen@gmail.com
To amandatchung@gmail.com

Reply | Reply All | Forward | ...

Sat 5/22/2021 1:06 PM

This message was sent with High importance.

By allowing people to access the inexpensive, simple, fast, accurate test kits, millions of people would have more chance to get their treatments early and therefore, save lives.
Additionally, the TB and Lung cancer rapid tests are huge, billions of tests are needed per year; therefore financial opportunities are enormous!
Note that we, Pace Diagnostics, own a portfolio of proprietary materials, filed patents and licensed IPs. We have filed the products' patents in various countries and will continue to file more countries where we plan to sell our products.

Since we meet a significant community need, we wanted the larger community to invest in our company.
We're launching an equity crowdfunding campaign where you can own part of our company.
Please note that this is an equity investment, NOT a rewards crowd funding donation. Everyone can reserve a spot now through Wefunder platform.
Early equity investment will provide you great potential for possible financial gains!

Here is our campaign link:

https://wefunder.com/pacediagnostics

Click on it and invest now, as little as few hundreds. We are looking forward for you to join our company community and be part of our team!
Please share this email and our campaign link with friends.
Thanks.

Marianne Nguyen

Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind



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